PERU COPPER INC.

475 West Georgia Street

Vancouver, BC

Canada V6B 4M9

April 12, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Acceleration Request

Peru Copper Inc. - Registration Statement on Form F-1

File No. 333-121527

Ladies and Gentlemen:

Peru Copper Inc. (the “Company”), as the registrant of the above-captioned registration statement (the “Registration Statement”), hereby respectfully requests that the registration statement be permitted to become effective at 10:00 a.m., Washington, D.C. time, on April 15, 2005, or as soon thereafter as is practicable.

It is hereby acknowledged that: (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (c) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our corporate counsel, Christopher F. Schultz at (646) 348-6755, of any questions.

Very truly yours,

/s/ Thomas J. Findley
Thomas J. Findley
Chief Financial Officer

cc: Mr. H. Roger Schwall, Assistant Director, SEC

Via Fax (202-942-9528)